
Mail Stop 4631

April 20, 2017

<u>Via Email</u>
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

> **Re:** **AECOM**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 16, 2016**
> **File No. 0-52423**

Dear Mr. Rudd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction